SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Operating Profit of R$ 61.2mm for 3Q08
Company Reports Quarterly Net Revenue of R$1.8bn

São Paulo, November 16, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low cost airline, today announced preliminary unaudited financial results for the third quarter of 2008 (3Q08). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$) and comparisons refer to the third quarter of 2007 (3Q07). Additionally, financial statements summary in BR GAAP are made available at the end of this release. As part of the process to transition the Company’s financial statements from USGAAP to IFRS (International Financial Reporting Standards), beginning with 3Q08 results, the Company will initially report its consolidated earnings in USGAAP with financial statements reported according to IFRS is expected to be released until December 15, 2008. IFRS is the most widely accepted accounting standard internationally. Quarterly information does not include the changes in accounting practices provided by Law No. 11,638, as permitted by the Brazilian Securities and Exchange Commission (CVM) in this period of transition.

OPERATING & FINANCIAL HIGHLIGHTS

IR Contact

Email: ri@golnaweb.com.br

Tel: +55 (11) 3169-6800

IR Website:
voegol.com.br/ir

3Q08 Earnings
Results Webcast

Date:
Monday, November 17, 2008

> English
09:00 a.m. US EST
12:00 p.m. Brasília Time
Phone: +1 (412) 858-4600
Replay: +1 (412) 317-0088
Code: GOL

> Portuguese
10:30 a.m. US EST
1:30 p.m. Brasília Time
Phone: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL
Net revenues reached R$1.8bn, representing growth of 37.2% compared to the same period last year. The Company transported 6.0mm passengers during the quarter, representing growth of 8.7% over 3Q07. Ancillary revenues (cargo and other) increased 55.0% over 3Q07 to R$178.0mm.

Consolidated operating income for the quarter was R$61.2mm, representing an operating margin of 3.4% . Consolidated net loss for the quarter was R$294.3mm (US$176.3mm), due to a negative exchange variation of R$261.8mm with no impact on cash and negative net hedging results of R$48.0mm. Consolidated net loss per share (EPS) was R$1.47; net loss per ADS was US$0.88.

Consolidated operating costs per ASK (CASK) increased 22.4% from 14.23 cents (R$) in 3Q07 to 17.42 cents (R$) in 3Q08. Non-fuel CASK increased 13.6% to 9.87 cents (R$) due to planned lower aircraft utilization, extraordinary expenses related to aircraft return expenses, lower stage length, and increases in salaries, wages and benefits, sales and marketing and depreciation.

On September 30, the Company’s total liquidity was R$2.4bn, comprised of: cash, cash equivalents and short-term investments of R$723.8mm, accounts receivable of R$379.2mm, R$621.8mm in deposits with lessors and R$668.3mm deposited with Boeing as advances for aircraft acquisitions.

In line with its fleet renewal plan, the Company received four 737-700NGs and eight 737-800NGs and removed ten 737-300s and eight 767-300s from the operating fleet during the quarter, resulting in a net reduction of eight aircraft in the operating fleet. The Company plans to end 2008 with a consolidated fleet of 104 aircraft, mostly comprised of 737-800 and 737-700 aircraft.

Consolidated domestic RPKs decreased 17.7% and ASKs decreased 4.6%, versus 2Q08. Consolidated international revenue passenger kilometers (RPKs) increased 3.4% and ASKs decrease 16.6% versus 2Q08.

Consolidated RPKs increased 8.7% from 5,470mm in 3Q07 to 5,944mm in 3Q08 and ASKs increased 10.9% from 8,941mm in 3Q07 to 9,912mm in 3Q08. Consolidated average load factor decreased 1.2 percentage points versus 3Q07 to 60.0% . Consolidated break-even load factor decreased 1.9 percentage points versus 3Q07 to 57.9% .

- 1 / 23 -

Consolidated passenger yields increased 24.7% to R$27.09 cents, compared to a 57.1% increase in fuel price (WTI) in the same period. RASK increased 23.7% over 3Q07 to 18.04 cents (R$). Average fares were R$275.

GOL now offers over 790 daily flights to 59 different destinations in Brazil and South America, the most of any airline group. In 3Q08, GOL added 19 new daily flight frequencies. The Company’s low-cost operating structure permits flights to medium-sized cities with lower traffic volumes, allowing GOL to serve various destinations outside of Brazil’s main economic centers.

On August 31, the Company ceased long-haul services with the last intercontinental flight to Paris, France. Beginning August 31, the Company ceased operating Boeing 767s and now operates only Boeing 737s on its short and medium-haul flights.

On September 25, Anac (Brazil’s National Civil Aviation Agency) approved the Company’s corporate restructuring plan for its subsidiaries GTA and VRG. On September 30, the subsidiaries merged into one airline.

On October 19, GOL launched its new integrated route network. The new network compliments the Company’s unified structure by eliminating overlapping routes and schedules between GOL and VARIG, which improves flight occupancy levels by allowing the Company to increase offerings in markets where it has consolidated operations while also allowing new connections between previously unlinked cities.

On October 16, the Company launched a new “Comfort Class” on VARIG’s medium-haul international flights, which provides passengers with a number of important benefits, including a wide variety of meal choices, more legroom between seats, on-demand entertainment during the flight, and many other benefits. The Company has also enhanced its in-flight service on domestic flights.

Beginning on October 16, customers flying on both VARIG and GOL are able to accumulate miles through the SMILES frequent flyer program. Beginning November 16, miles can be exchanged for tickets to all destinations served by the Company.

On October 23 the Company signed an interline agreement with Germany-based Condor Airlines. Through this partnership, passengers of the European airline can purchase tickets on GOL to Belo Horizonte, Brasília, Fortaleza, Maceió, Natal, Rio de Janeiro and São Paulo.

The Company ended the quarter with 25.6% of its shares floating in the market. GOL’s shares presented average daily trading volumes of US$19.0mm (R$31.7mm) during 3Q08.

- 2 / 23 -

Consolidated Financial & Operating Highlights			%		%
(US GAAP)	3Q08	3Q07	Change	2Q08	Change
RPKs (mm)	5,944	5,470	8.7%	6,897	-13.8%
ASKs (mm)	9,912	8,941	10.9%	10,677	-7.2%
Load Factor	60.0%	61.2%	-1.2 pp	64.6%	-4.6 pp
Passenger Revenue per ASK (R$ cents)	16.25	13.30	22.2%	12.55	29.5%
Operating Revenue per ASK (R$ cents) (“RASK”)	18.04	14.58	23.7%	13.72	31.5%
Operating Cost per ASK (R$ cents) (“CASK”)	17.42	14.23	22.4%	16.53	5.4%
Operating Cost ex-fuel per ASK (R$ cents)	9.87	8.69	13.6%	9.66	2.2%
Breakeven Load Factor	57.9%	59.8%	-1.9 pp	77.8%	-19.9 pp
Net Revenues (R$ mm)	1,788.3	1,303.5	37.2%	1,464.9	22.1%
EBITDAR (R$ mm)	259.9	193.4	34.4%	-90.4	nm
EBITDAR Margin	14.5%	14.9%	-0.4 pp	-6.2%	+20.7 pp
Operating Income (R$ mm)	61.2	30.8	99.0%	-299.2	nm
Operating Margin	3.4%	2.4%	+1.0 pp	-20.4%	+23.8 pp
Pre-tax Income (R$mm)	-338.6	62.3	nm	-228.9	47.9%
Pre-tax Income Margin	-18.9%	4.8%	-23.7 pp	-15.6%	-3.3 pp
Net Income (R$ mm)	-294.3	45.5	nm	-171.7	71.4%
Net Income Margin	-16.5%	3.5%	-20.0 pp	-11.7%	-4.8 pp
Earnings per Share (R$)	(R$ 1.47)	R$ 0.22	nm	(R$ 0.85)	72.9%
Earnings per ADS Equivalent (US$)	($0.88)	$0.12	nm	($0.52)	69.2%
Weighted average number of shares and ADSs, basic (000)	200,726	202,295	-0.8%	201,210	-0.2%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) ANAC data.

- 3 / 23 -

MANAGEMENT’S COMMENTS ON RESULTS

During the third quarter of 2008, despite record fuel prices in the domestic market and incurring extraordinary costs related to aircraft returns, GOL was able to achieve its goal of having profitable consolidated operations in the quarter, with operating margin of 3.4% . Due to seasonality, decreased promotional activities, planned capacity reductions and the cease of long-haul operations, yields increased approximately 39% over 2Q08. Higher yields led to a 31% increase RASK during the same period. The Company’s punctuality rates were among the highest in the industry, reaching 88% in the quarter and 92% in September. Completion rate was 98% in 3Q08.

During the quarter, GOL took important steps towards improving operating efficiency and customer service. On September 30, 2008, GOL’s operating companies GTA and VRG merged into a single airline, following ANAC’s approval on September 25. The merger allowed GOL to launch a new integrated route network on October 19, complimenting the Company’s unified structure by eliminating overlapping routes and schedules between GOL and VARIG. The new network will also improve flight occupancy levels by allowing the Company to increase offerings in markets where it has consolidated operations while also allowing for new direct connections between previously unlinked cities.

During the quarter, GOL also invested in passenger’s onboard comfort by adding value to the air transportation service. The integration of operations and the increase in scale allowed the Company to improve onboard service in its flights, without incurring additional costs, adjusting onboard meals to different flight lengths. To better serve business passengers, the Smiles program, Latin America’s largest mileage program, was extended to all of the Company’s flights. GOL also launched the new ‘Comfort’ class on VARIG’s medium-haul flights in South America. “We believe the integrated network, combined with initiatives to add value to our services and improve our passengers’ flight experience will provide customers with the best quality in air transportation in South America, allowing us to further increase load factors without increasing costs”, said Constantino de Oliveira Junior, GOL’s president and CEO.

Demand for air travel in Brazil remained strong in the third quarter of 2008. Domestic RPKs grew at a rate of 9% in 2Q08, 1.8 times Brazil’s estimated GDP growth rate. To serve this growth, GOL added 12.4 aircraft to its fleet over 3Q07, increasing the Company’s capacity by 16% during the quarter. Passengers transported in 3Q08 increased 8.7% over 3Q07. The 3Q08 consolidated load factor was 60%, a decrease of 1.2 percentage point from 3Q07. The Company will continue to invest resources in the future and growth of the Brazilian air transportation system.

Consolidated operating costs per ASK excluding fuel increased 13.6% to 9.87 cents (R$) year-over-year, primarily due to a 4.5% reduction in aircraft utilization, and non-recurring expenses related to aircraft maintenance services related to returning aircraft. Consolidated fuel costs per available seat kilometer (ASK) increased 36.3% year-over-year. Due to higher fuel prices, lower aircraft utilization in the third quarter and extraordinary expenses related to aircraft returns, total consolidated operating cost per seat kilometer (CASK) increased 22.4% to 17.42 cents (R$).

GOL remains committed to its strategy of profitable expansion based on a low-cost structure and quality customer service. “The Company is taking the necessary steps to set the stage for the next phase of growth, in line with our strategy of profitable expansion through our low-cost structure” adds Constantino de Oliveira Junior. “We are very proud that over 97 million passengers have chosen to fly with us and we will continue to make every effort to offer our customers the best in air travel: new and modern aircraft, frequent flights in all major markets, an expanding integrated route system, an extensive mileage program and the lowest fares”, continues de Oliveira.

- 4 / 23 -

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 37.2% to R$1.8bn, due to an 8.7% increase in RPKs, combined with a 24.7% increase in yields, partially offset by a 1.2 percentage point decrease in load factors. GOL’s consolidated RPK growth was driven by a 9.7% increase in departures. Consolidated RPKs grew 8.7% to 5,944mm and revenue passengers grew 8.7% to 6.0mm.

Consolidated yields increased 24.7% to 27.09 cents (R$) per passenger kilometer, mainly due to an increase of 25.0% in average fares from R$220 to R$275, while fuel price (WTI) increased 57.1% in the same period. Consolidated operating revenues per ASK (“RASK”) increased 23.7% to R$18.04 cents in 3Q08, compared to R$14.58 cents in 3Q07.

The 10.9% year-over-year capacity expansion, measured by ASKs, facilitated the addition of 19 new daily flight frequencies for GOL in 3Q08. The addition of 12.4 average operating aircraft compared to 3Q07 (from 91.0 to 103.4 average aircraft) drove the ASK increase.

GOL’s domestic market share averaged 40% during the quarter. Through regular international flights, GOL achieved international market share of 24% (share of Brazilian airlines flying to international destinations) over the same period. 22.0% of consolidated RPKs were related to international passenger traffic in 3Q08.

GOL’s cargo transportation activities (Gollog) are responsible for a majority of its ancillary revenues, reporting 3Q08 revenue of R$178.0mm.

OPERATING EXPENSES

Total consolidated CASK increased 22.4% to 17.42 cents (R$), due to a 42.2% increase in fuel price per liter, planned lower aircraft utilization, and increases in salaries, wages and benefits expenses, sales and marketing and depreciation per ASK. The CASK increase was partially offset by maintenance, materials and repair expenses per ASK. Operating expenses per ASK excluding fuel increased 13.6% to 9.87 cents (R$). Total operating expenses increased 35.7%, reaching R$1,727.0mm, mainly due to higher fuel expenses, increased air traffic servicing expenses, sales and marketing expenses and the expansion of the Company’s operations (fleet and employee expansion as well as a higher volume of landing fees). The R$253.3mm increase in fuel expenses in 3Q08 over 3Q07 was due to increased fuel consumption and a 42.2% increase in fuel price per liter. Consolidated breakeven load factor decreased 1.9 percentage points to 57.9% versus 59.8% in 3Q07.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of consolidated costs and operational expenses for 3Q08, 3Q07 and 2Q08 are as follows:

- 5 / 23 -

Operating Expenses (R$ cents / ASK)
	3Q08	3Q07	% Chg.	2Q07	% Chg.
Aircraft fuel	7.55	5.54	36.3%	6.87	9.9%
Salaries, wages and benefits	2.48	2.24	10.7%	2.30	7.8%
Aircraft rent	1.61	1.56	3.2%	1.44	11.8%
Sales and marketing	1.96	1.11	76.6%	1.15	70.4%
Landing fees	0.87	0.82	6.1%	0.88	-1.1%
Aircraft and traffic servicing	0.92	0.90	2.2%	1.03	-10.7%
Maintenance, materials and repairs	0.90	1.09	-17.4%	1.01	-10.9%
Depreciation	0.39	0.26	50.0%	0.52	-25.0%
Other operating expenses	0.74	0.71	4.2%	1.33	-44.4%

Total operating expenses	17.42	14.23	22.4%	16.53	5.4%

Operating expenses ex- fuel	9.87	8.69	13.6%	9.66	2.2%

Operating Expenses (R$ million)
	3Q08	3Q07	% Chg.	2Q08	% Chg.
Aircraft fuel	748.5	495.2	51.2%	733.6	2.0%
Salaries, wages and benefits	246.0	200.2	22.9%	245.5	0.2%
Aircraft rent	159.9	139.5	14.7%	153.4	4.2%
Sales and marketing	193.9	99.1	95.6%	122.4	58.4%
Landing fees	86.1	73.6	17.0%	94.1	-8.5%
Aircraft and traffic servicing	90.8	80.6	12.7%	109.5	-17.1%
Maintenance, materials and repairs	89.5	97.9	-8.5%	108.0	-17.1%
Depreciation	38.8	23.1	67.9%	55.4	-30.0%
Other operating expenses	73.5	63.7	15.5%	142.1	-48.3%

Total operating expenses	1,727.0	1,272.9	35.7%	1,764.0	-2.1%

Operating expenses ex- fuel	978.5	777.7	25.8%	1,030.4	-5.0%

Aircraft fuel expenses per ASK increased 36.3% over 3Q07 to 7.55 cents (R$), mainly due to increased fuel price per liter year-over-year. The 42.2% increase in average fuel price per liter over 3Q07 was primarily due to an increase of 57.1% in crude oil (WTI) prices and a 61.4% increase in Gulf Coast jet fuel (factors influencing the determination of Brazilian jet fuel prices) and was partially offset by a 13.0% Brazilian Real appreciation against the U.S. Dollar. On September 30, 2008, the Company had hedged approximately 3% of its 4Q08 fuel requirements; the Company had no hedge contracted for its fuel requirements for 1Q09 and on.

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 10.7% to 2.48 cents (R$) in 3Q08, primarily due to planned lower aircraft utilization (0.6 less block hours per day), a 5% cost of living increase on salaries effected in December 2007 and a 10.6% increase in the number of full-time equivalent employees to 15,963.

- 6 / 23 -

Aircraft rent per ASK increased 3.2% to 1.61 cents (R$) in 3Q08, primarily due to a planned lower aircraft utilization rate and partially offset by a 13.0% Brazilian Real appreciation against the U.S. Dollar.

Sales and marketing expenses per ASK increased 76.6% to 1.96 cents (R$) due to an increase in sales incentives and lower aircraft utilization. During the quarter, the Company booked a majority of its tickets through a combination of its GOL and Varig websites (67.0%) and its call center (21.6%) .

Landing fees per ASK increased 6.1% to 0.87 cents (R$), mainly due to the increase in parking fees at São Paulo’s Congonhas airport and a decrease in average stage length as a result of closing intercontinental destinations.

Aircraft and traffic servicing expenses per ASK increase 2.2%, to 0.92 cents (R$), mainly due to an increase in handling expenses caused by a reduction in average stage length, partially offset by a decrease in landings at international airports during the quarter (with higher fares), due to the closing of intercontinental destinations.

Maintenance, materials and repairs per ASK decreased 17.4% to 0.90 cents (R$), primarily due to a 13.0% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of 22 aircraft in the amount of R$53.9mm (including extraordinary expenses with maintenance services of returned aircraft), the use of spare parts inventory in the amount of R$9.3mm and the repair of rotable materials in the amount of R$9.6mm.

Depreciation per ASK increased 50.0% to 0.39 cents (R$), due to a higher amount of fixed assets (mainly spare parts inventory) and increased depreciation related to 17 new 737-800 NG aircraft which were added to the fleet between 4Q06 and 3Q08 and seven aircraft (three 737 NGs and four 767s) classified as capital leases.

Other operating expenses per ASK were 0.74 cents (R$), a 4.2% increase when compared to the same period of the previous year, due to an increase in cancelled flight expenses and crew lodging expenses, partially offset by a reduction in insurance expenses per ASK. Insurance expenses, at 0.11 cents (R$) per ASK (R$12.0mm total), decreased 1.8% over 3Q07, due to a 13.0% Brazilian Real appreciation against the U.S. Dollar.

- 7 / 23 -

COMMENTS ON EBITDA AND EBITDAR[1]

A 3.46 cents (R$) increase in RASK, partially offset by a 3.19 cent (R$) increase in CASK, resulted in a 0.40 cents (R$) increase in EBITDA per available seat kilometer in 3Q08. EBITDA totaled R$100.0mm in the period, compared to R$53.9mm in 3Q07 and -R$243.8mm in 2Q08.

EBITDAR Calculation (R$ cents / ASK)
	3Q08	3Q07	Chg. %	2Q08	Chg. %
Net Revenues	18.04	14.58	23.7%	13.72	31.5%
Operating Expenses	17.42	14.23	22.4%	16.53	5.4%

EBIT	0.62	0.35	77.1%	-2.81	nm
Depreciation & Amortization	0.39	0.26	50.0%	0.52	-25.0%

EBITDA	1.01	0.61	65.6%	-2.29	nm
EBITDA Margin	5.6%	4.2%	+1.4 pp	-16.7%	+22.3 pp
Aircraft Rent	1.61	1.56	3.2%	1.44	11.8%

EBITDAR	2.62	2.17	20.7%	-0.85	nm
EBITDAR Margin	14.5%	14.9%	-0.4 pp	-6.2%	+20.7 pp

EBITDAR Calculation (R$ million)
	3Q08	3Q07	Chg. %	2Q08	Chg. %
Net Revenues	1,788.3	1,303.5	37.2%	1,464.9	22.1%
Operating Expenses	1,727.1	1,272.9	35.7%	1,764.1	-2.1%

EBIT	61.2	30.8	98.7%	-299.2	nm
Depreciation & Amortization	38.8	23.1	68.0%	55.4	-30.0%

EBITDA	100.0	53.9	85.5%	-243.8	nm
EBITDA Margin	5.6%	4.2%	+1.4 pp	-16.7%	+22.3 pp
Aircraft Rent	159.9	139.5	14.6%	153.4	4.2%

EBITDAR	259.9	193.4	34.4%	-90.4	nm
EBITDAR Margin	14.5%	14.9%	-0.4 pp	-6.2%	+20.7 pp

Aircraft rent represents a significant operating expense for the Company. As the Company today leases most of its aircraft, management believes that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for users of GOL’s financial statements. On a per-ASK basis, EBITDAR was 2.62 cents (R$) in 3Q08, compared to 2.17 cents (R$) in 3Q07. EBITDAR amounted to R$259.9mm in 3Q08, compared to R$193.4mm in the same period last year and -R$90.4mm in 2Q08.

________________________________________

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 8 / 23 -

FINANCIAL RESULTS

Net financial results totaled an expense of R$399.8mm in 3Q08. Interest expense increased R$63.2mm year-over-year primarily due to an increase in total debt. Interest income decreased R$57.6mm due to a lower balance of cash and cash equivalents versus 3Q07, partially offset by a 1.2 percentage point increase in average Brazilian interest rates (as measured by the CDI rate).

The non cash FX loss was R$261.8mm during the quarter, mainly related to the Company’s net foreign currency liabilities. The net impact of gains in currency hedges and losses in fuel hedges in the quarter was negative in R$48.0mm.

Financial Results (R$ thousands)	3Q08	3Q07	2Q08
Interest expense	(96,432)	(33,194)	(35,351)
Capitalized interest	7,785	16,561	9,875
Exchange variation gain (loss)	(261,789)	20,922	87,410
Interest and investment income	4,464	62,041	23,825
Other gains (losses)	(53,823)	(34,739)	(15,473)
Net Financial Results	(399,795)	31,591	70,286

On September 30, 2008, the Company had hedged approximately 3% of its 4Q08 fuel requirements. The Company had no hedge contracted for its fuel requirements for 1Q09 and on.

On September 30, 2008, GOL contracted sufficient exchange rate derivatives to protect 46%, 25% and 12% of its cash obligations for 4Q08, 1Q09 and 2Q09, respectively.

The Company’s risk management policy explicitly forbids directional bets and speculative transactions with derivatives and requests diversification of transactions and counterparties. GOL exclusively uses unleveraged instruments, and transactions with notional values higher than the Company’s exposure are not permitted.

NET INCOME AND EARNINGS PER SHARE

Reported net loss in 3Q08 was R$294.3mm, representing a -16.5% net income margin, versus a R$45.5mm net income in 3Q07.

Reported net loss per share, basic, was R$1.47 in 3Q08 compared to net income per share of R$0.22 in 3Q07. Basic weighted average shares outstanding were 200,726,391 in 3Q08 and 202,295,169 in 3Q07. Reported net loss per share, diluted, was R$1.47 in 3Q08 compared to net income per share of R$0.22 in 3Q07. Fully-diluted weighted average shares outstanding were 200,726,391 in 3Q08 and 202,319,917 in 3Q07.

Reported net loss per ADS, basic, was US$0.88 in 3Q08 compared to net earnings per ADS of US$0.12 in 3Q07. Reported net loss per ADS, diluted, was US$0.88 in 3Q08 compared to net earnings per ADS of US$0.12 in 3Q07.

On August 6, 2008, the Company’s Board of Directors approved the suspension of dividend payments for the remainder of fiscal year 2008, but guaranteed a minimum payment of 25% of the year’s consolidated net income. In January 2008, the Board, considering current share prices and the free float, authorized management to repurchase up to 5mm of the Company’s preferred shares, at market price, representing 9.7% of the free float on September 30, 2008, in accordance with the terms of CVM Instruction No. 10/80. As of September 30, the Company had repurchased 1,574,200 shares.

- 9 / 23 -

CASH FLOW

Cash, cash equivalents and short-term investments decreased R$13.9mm during 3Q08, compared to 2Q08. Net cash used by operating activities was R$206.2mm, mainly due to a net loss of R$294.3mm, partially offset by an increase of R$92.8mm in accounts payable and other accrued liabilities.

Net cash used in investing activities was R$17.4mm, mainly due to an increase of R$60.6mm in deposits for aircraft leasing contracts and R$18.2mm in acquisition of property, partially offset by R$61.4mm in return of pre-delivery deposits.

Net cash provided by financing activities during 3Q08 was R$209.7mm, mainly due to R$131.6mm in exchange variation of long-term debt and R$51.0mm in short term borrowings. During 2008, the Company invested R$68.9mm in cash to repurchase approximately 10% of its outstanding senior and perpetual notes.

Cash Flow Summary (R$ million)	3Q08	3Q07	% Change	2Q08	% Change
Net cash provided by (used in) operating activities	(206.2)	61.6	nm	(99.8)	106.6%
Net cash provided by (used in) investing activities[1]	(17.4)	(207.8)	-91.6%	(144.0)	-87.9%
Net cash provided by (used in) financing activities	209.7	(70.7)	nm	(60.4)	nm

Net increase in cash, cash equivalents & short term
investments	(13.9)	(216.9)	-93.6%	(304.2)	-95.4%

1. Excluding R$89.3mm in change in available-for-sale securities in 3Q08, -R$11.8mm in 3Q07 and R$151.7mm in 2Q08 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The Company’s net cash position on September 30, 2008, was R$723.8mm, a decrease of R$13.9mm over 2Q08. The Company’s total cash liquidity reached R$2.4bn, including R$1,103.1mm in cash, short-term investments and accounts receivable at the end of 3Q08, R$621.8mm in deposits with lessors and R$668.3mm deposited with Boeing as advances for aircraft acquisitions. During 3Q08, the Real depreciated 20% against the U.S. Dollar, increasing the Company’s USD denominated debt amount in Reais.

Cash Position and Debt (R$ million)	9/30/2008	6/30/2008	% Change
Cash, cash equivalents & short-term investments	723.8	737.7	-1.9%
Short-term debt	602.9	429.0	40.5%
Local currency	68.0	16.3	317.2%
Foreign currency	534.9	412.7	29.6%
Long-term debt	988.2	979.5	0.9%

Local currency	53.3	57.3	-7.0%
Foreign currency	934.9	922.2	1.4%

Net cash	(867.3)	(670.8)	29.3%

The Company currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2008, the Company had 80 aircraft under operating leases with expiration dates ranging from 2008 to 2019 and 24 aircraft under capital leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of September 30, 2008, the Company had 95 firm orders (net of 32 already delivered) and 40 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$6.1bn (based on aircraft list price) and are scheduled for delivery between 2008 and 2014. As of

- 10 / 23 -

September 30, 2008, GOL had made deposits in the amount of US$400.2mm (R$668.3mm) related to these orders.

The following table provides a summary of the Company’s principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments, and other obligations as of September 30, 2008:

Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt	-	130,726	33,227	33,227	27,317	421,049	645,546
obligations
Pre-delivery	145,128	161,479	141,191	187,851	230,855	107,984	974,488
deposits
Aircraft purchase	1,186,850	2,446,956	1,686,045	1,852,860	2,714,483	2,917,640	12,804,834
commitments

Total	1,331,978	2,739,161	1,860,463	2,073,938	2,972,655	3,446,673	14,424,868

FLEET PLAN

The Company is in the final phase of its plan to replace its 737-300 and 767-300 aircraft with 737-700s and 737-800s for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel efficient, and will reduce the fleet’s average age. The 737-700 NG aircraft provide the Company with more flexibility to operate in airports with operating restrictions and to offer more direct flights to medium-sized cities with lower traffic volumes. The 737 NGs are also equipped with winglets, a technology that improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than three percent per year. All Boeing 737 model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities for takeoffs and landings on short runways.
During 4Q08, GOL’s fleet modernization program will replace three aircraft 737-300 with three new Next Generation models, representing a sequential increase in total available seat capacity of approximately 2% over 3Q08. Additionally the Company has removed seven Boeing 767-300 aircraft from its operating fleet; these aircraft will be subleased or used for charter operations or freight services.
The fleet modernization plan guarantees that GOL’s fleet will maintain its status as one of the youngest and most modern in the world. By the end of 2008, it is expected that the fleet will be mostly comprised of Boeing 737 NGs, reducing the average age of the fleet to 6.8 years. By the end of 2009, the fleet will be comprised entirely of Boeing 737 NGs, reducing average fleet age to 5.5 years. At the end of 2012, 65% of the fleet will be comprised of 737-800 SFP aircraft, maintaining the average age at 5.5 years. The table below details the revised fleet plan through 2012:

Combined Operating Fleet Plan (EoP)	2007	2008	2009	2010	2011	2012
B737-300	28	11	-	-	-	-
B737-700 NG	31	38	40	40	40	40
B737-800 NG	18	20	16	11	7	2
B737-800 NG SFP	25	35	52	64	74	85
B767-300 ER	9	-	-	-	-	-

Total	111	104	108	115	121	127

- 11 / 23 -

OUTLOOK

GOL continues to invest in its successful low-cost business model. The Company will continue to evaluate opportunities to expand operations by adding new flights in Brazil, as well as expanding to other high-traffic centers in South America. Although GOL has a flexible fleet plan that allows the Company to manage its capacity growth according to market growth, the company expects to benefit from economies of scale as it continues to renew and standardize its fleet and further improve and integrate its highly efficient operating network. Management expects to reduce GOL’s non-fuel cost per available seat-kilometer (CASK) over time as the Company continues to reduce the age of its fleet, benefit from the cost savings through the aircraft maintenance center and improve upon GOL’s cost-efficient distribution channels. Through the VARIG brand, GOL provides an attractive service offering to business passengers traveling to the Company’s international destinations in South America. The Company expects to grow revenues from the Gollog cargo transportation business, the Smiles loyalty program and other ancillary revenues, such as the Voe Fácil installment payment program.

The air passenger transportation market in Brazil remains under-penetrated and increasing the number of available seats at low fares is important for the continued development of the sector and the economy. In 4Q08 GOL’s fleet modernization program will replace three older aircraft with three new Next Generation models (no net effect on the consolidated fleet) and will sequentially decrease total available seat capacity by approximately 2% over 3Q08 (+1% in the domestic market and -16% the international market).

For the fourth quarter of 2008, reflecting the network integration, GOL expects consolidated load factors in the range of 63% with consolidated passenger yields in the range of R$27 cents. For the fourth quarter, the Company expects consolidated non-fuel CASK to be in the range of R$9.7 cents (flat versus 3Q08) including expected extraordinary costs related to aircraft returns. The Company expects that the incorporation of larger, more fuel-efficient aircraft and reduction in jet fuel prices will reduce the Company’s fuel costs per ASK.

For the full year 2008, GOL has adjusted its fuel and currency assumptions. The Company’s full-year 2008 and 2009 general guidance is presented below for those analysts and investors that project GOL’s results.

- 12 / 23 -

General Guidance	2008E (+/-)	2008E (+/-)	Variation	2009E (+/-)
(Consolidated, USGAAP)	Previous	Revised	%
Domestic Market Growth (% RPKs)	na	8.5	-	6.0
Pax Transported (mm)	26	26	-	29
ASKs, System (billion)	41.3	41.3	-	40.5
Domestic	32.5	32.5	-	34.0
International	8.8	8.8	-	6.5
Fleet (end of period)	104	104	-	108
RPKs, System (billion)	25.8	25.8	-	25.8
Cargo and Other Revenues (R$ million)	500	550	+10	650
Departures (000)	275	275	-	290
CASK ex-fuel (R$ cents)	9.4	9.4	-	8.9
Fuel liters consumed (mm)	1,350	1,370	+1	1,250
Fuel Price (R$ / liter)	2.30	2.05	-11	1.90
Average WTI (US$ / barrel)	na	105	-	85
Average Exchange Rate (R$ / US$)	1.67	1.77	+6	1.95
Estimated Tax Rate (%)	25	18	-7 pp	23 - 25
Capital Expenditures (R$ mm)	950	950	-	1,150
Total Adjusted Net Debt (1) / Total Cap. (%)	60	66	+6 pp	60
Average Shares Outstanding (mm) (2)	200.2	200.2	-	200.0

(1)	Balance sheet debt and capital leases plus 7x annual rent, less cash.
(2)	Total shares outstanding are based on general estimates and assumptions. The number of shares in the actual calculation of EPS will likely be different from those set forth above.

- 13 / 23 -

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 14 / 23 -

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. GOL and VARIG operate a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communication
Ph: (5511) 3169 6800	Ph.: (11) 2128-4413
E-mail: ri@golnaweb.com.br	comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir
Media
FSB Comunicações (Brazil): Rubiana Peixoto
Ph.: (11) 3061-9596
rubiana.peixoto@fsb.com.br

Edelman (EUA): M. Smith and N. Dean
Ph.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 15 / 23 -

Consolidated Operating Data
US GAAP - Unaudited
	3Q08	3Q07	% Change

Revenue Passengers (000)	6,025	5,543	8.7%
Revenue Passengers Kilometers (RPK) (mm)	5,944	5,470	8.7%
Available Seat Kilometers (ASK) (mm)	9,912	8,941	10.9%
Load factor	60.0%	61.2%	-1.2 pp
Break-even load factor	57.9%	59.8%	-1.9 pp
Aircraft utilization (block hours per day)	12.8	13.4	-4.5%
Average fare	R$ 275	R$ 220	25.0%
Yield per passenger kilometer (cents)	27.09	21.73	24.7%
Passenger revenue per available set kilometer (cents)	16.25	13.30	22.2%
Operating revenue per available seat kilometer (RASK) (cents)	18.04	14.58	23.7%
Operating cost per available seat kilometer (CASK) (cents)	17.42	14.23	22.4%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.87	8.69	13.6%
Number of Departures	67,047	61,160	9.6%
Average stage length (km)	906	974	-7.0%
Average number of operating aircraft during period	103.4	91.0	13.6%
Fuel consumption (mm liters)	328.6	305.6	7.5%
Full-time equivalent employees at period end	15,963	14,436	10.6%
% of Sales through website during period	67.0%	78.6%	-11.6 pp
% of Sales through website and call center during period	88.6%	88.3%	+0.3 pp
Average Exchange Rate (1)	R$ 1.67	R$ 1.92	-13.0%
End of period Exchange Rate (1)	R$ 1.91	R$ 1.83	4.4%
Inflation (IGP-M) (2)	1.5%	2.6%	-1.1 pp
Inflation (IPCA) (3)	0.8%	0.9%	-0.1 pp
WTI (avg. per barrel, US$) (4)	$118.23	$75.24	57.1%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	$0.92	$0.57	61.4%

(1)Source: Brazilian Central Bank	(3)Source: IBGE
(2)Source: Fundação Getulio Vargas	(4)Source: Bloomberg

Consolidated Financial Indicators
US GAAP - Unaudited
	LTM 3Q08	LTM 3Q07	% Change

Return
ROE (1)	-25.3%	-15.7%	-9.6 pp
ROIC (2)	-10.2%	-6.3%	-3.9 pp
ROA (3)	-7.3%	-4.6%	-2.7 pp

Credit
Total Assets / Net Equity	3.5	3.5	0.0%
EBITDA / Interest Expense	(0.7)	1.0	nm
Total Net Adjusted Debt (4) / EBITDAR	15.5	11.3	37.2%
Total Net Adjusted Debt (4) / Tot. Capitalization (5)	79.0%	67.6%	+11.4 pp

Liquidity
Current Ratio (6)	0.8	0.8	0.0%
Cash + Accounts Receivable / Current Liabilities	0.6	0.6	0.0%

(1)Net Income / Net Equity	(4) Total Debt + 7x Lease Expenses - Cash
(2)Net Income / (Net Equity + Total Debt)	(5) Total Debt + 7x Lease Expenses + Net Equity
(3)Net Income / Total Assets	(6) Current Assets / Current Liabilities

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q08	3Q07	% Change

Net operating revenues
Passenger	R$ 1,610,313	R$ 1,188,751	35.5%
Cargo and Other	177,958	114,793	55.0%

Total net operating revenues	1,788,271	1,303,544	37.2%

Operating expenses
Salaries, wages and benefits	245,950	200,188	22.9%
Aircraft fuel	748,504	495,170	51.2%
Aircraft rent	159,940	139,483	14.7%
Sales and marketing	193,884	99,101	95.6%
Landing fees	86,095	73,601	17.0%
Aircraft and traffic servicing	90,789	80,553	12.7%
Maintenance materials and repairs	89,538	97,896	-8.5%
Depreciation	38,822	23,125	67.9%
Other	73,542	63,670	15.5%

Total operating expenses	1,727,064	1,272,787	35.7%

Operating income (loss)	61,207	30,757	99.0%

Other income (expense)
Interest expense	(96,432)	(33,194)	190.5%
Capitalized interest	7,785	16,561	-53.0%
Exchange variation gain (loss)	(261,789)	20,922	nm
Interest and investment income	4,464	62,041	-92.8%
Other expenses, net	(53,823)	(34,739)	54.9%

Total other income (expense)	(399,795)	31,591	nm

Income (loss) before income taxes	(338,588)	62,348	nm
Income taxes (expense) benefit	44,245	(16,835)	nm

Net income (loss)	(294,343)	45,513	nm

Earnings (loss) per share, basic	(R$ 1.47)	$0.22	nm
Earnings (loss) per share, diluted	(R$ 1.47)	$0.22	nm

Earnings (loss) per ADS, basic - US Dollar	($0.88)	$0.12	nm
Earnings (loss) per ADS, diluted - US Dollar	($0.88)	$0.12	nm

Basic weighted average shares outstanding (000)	200,726	202,295	-0.8%

Diluted weighted average shares outstanding (000)	200,726	202,320	-0.8%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September, 2008	June 30, 2008

ASSETS	6,421,838	6,191,139
Current Assets	1,685,725	1,679,930
Cash and cash equivalents	375,139	299,758
Short-term investments	348,695	437,981
Receivables, less allowance	379,244	339,898
Inventories of parts and supplies	153,791	133,825
Deposits	187,936	206,495
Recoverable and deferred taxes	74,553	85,628
Prepaid expenses	104,288	108,349
Other	62,079	67,996
Property and Equipment, net	2,699,597	2,557,933
Pre-delivery deposits	668,265	729,682
Flight equipment	2,247,765	2,008,174
Other	214,602	200,058
Accumulated depreciation	(431,035)	(379,981)
Other Assets	2,036,516	1,953,276
Deposits	433,897	348,079
Deferred income taxes	333,055	280,403
Goodwill	538,944	538,944
Tradenames	63,109	63,109
Airport operating rights	560,842	560,842
Others	106,669	161,899

LIABILITIES AND SHAREHOLDER'S EQUITY	6,421,838	6,191,139
Current Liabilities	1,988,714	1,744,317
Short-term borrowings	51,021	-
Current portion of long-term debt	551,851	428,953
Current obligations under capital leases	98,546	117,353
Accounts payable	342,739	249,896
Salaries, wages and benefits	171,496	154,378
Sales tax and landing fees	152,355	156,210
Air traffic liability	452,675	419,466
Aircraft leasing payable	27,007	23,563
Insurance premium payable	1,438	231
Dividends payable	577	36,708
Deferred revenue	83,347	94,729
Other	55,662	62,830
Long Term Liabilities	2,604,083	2,354,233
Long-term debt	988,203	979,476
Obligations under capital leases	1,095,146	852,663
Deferred revenue	243,094	274,531
Estimated civil and labor liabilities	141,590	142,839
Other	136,050	104,724
Shareholder's Equity	1,829,041	2,092,589
Preferred shares (no par value)	1,205,801	1,205,801
Common shares (no par value)	41,500	41,500
Additional paid-in capital	40,853	40,186
Treasury shares	(41,180)	(41,180)
Appropriated retained earnings	87,227	87,227
Unappropriated retained earnings	493,086	751,299
Accumulated other comprehensive income	1,754	7,756

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q08	3Q07	% Change

Cash flows from operating activities
Net income (loss)	(294,343)	45,513	nm
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	38,822	23,125	67.9%
Deferred income taxes	32,803	(30,078)	nm
Allowance for doubtful accounts receivable	3,863	4,600	-16.0%
Other, net	(30,221)	-	nm
Changes in operating assets and liabilities
Receivables	(43,209)	(62,011)	-30.3%
Inventories	(9,238)	(71,803)	-87.1%
Accounts payable and other accrued liabilities	92,843	54,570	70.1%
Deposits with lessors	(6,659)	29,855	nm
Air traffic liability	33,209	(27,176)	nm
Dividends payable	(36,131)	2,404	nm
Deferred income taxes	(85,455)	43,783	nm
Deferred revenues	(42,819)	(18,534)	131.0%
Other, net	140,381	67,336	108.5%

Net cash provided by (used in) operating activities	(206,154)	61,584	nm
Cash flows from investing activities
Deposits for aircraft leasing contracts	(60,600)	(144,116)	-58.0%
Acquisition of property and equipment	(18,228)	(148,983)	-87.8%
Pre-delivery deposits	61,417	85,276	-28.0%
Changes in available-for-sale securities, net	89,286	(11,761)	nm

Net cash provided by (used in) investing activities	71,875	(219,584)	nm
Cash flows from financing activities
Short term borrowings	51,021	81,964	-37.8%
Proceeds from issuance of long-term debt	131,625	(70,727)	nm
Paid-in subscribed capital	607	-	nm
Dividends paid	36,131	(76,517)	nm
Others, net	(9,724)	(5,446)	78.6%

Net cash provided by (used in) financing activities	209,660	(70,726)	nm

Net increase in cash and cash equivalents	75,381	(228,726)	nm
Cash and cash equivalents at beginning of the period	299,758	553,669	-45.9%
Cash and cash equivalents at end of the period	375,139	324,943	15.4%

Cash, cash equiv. and ST invest. at beg. of the period	737,739	1,759,143	-58.1%
Cash, cash equiv. and ST invest. at end of the period	723,834	1,542,178	-53.1%

Supplemental disclosure of cash flow information
Interest paid, net of amount capitalized	42,976	(15,501)	nm
Income taxes paid	6,840	175,866	-96.1%
Non cash investing activities
Accrued capitilized interest	(5,006)	25,560	nm
Capital leases	223,678	(76,897)	nm

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q08	3Q07	% Change

Net operating revenues
Passenger	R$ 1,610,313	R$ 1,188,751	35.5%
Cargo and Other	115,273	96,260	19.8%

Total net operating revenues	1,725,586	1,285,011	34.3%

Operating expenses
Salaries, wages and benefits	245,343	199,823	22.8%
Aircraft fuel	748,505	495,170	51.2%
Aircraft leasing	164,795	128,412	28.3%
Sales and marketing	193,884	98,968	95.9%
Landing fees	86,095	73,601	17.0%
Aircraft and traffic servicing	90,789	80,553	12.7%
Maintenance materials and repairs	89,538	97,896	-8.5%
Depreciation and amortization	37,147	24,651	50.7%
Other operating expenses	98,312	68,289	44.0%

Total operating expenses	1,754,408	1,267,363	38.4%

Operating income (loss)	(28,822)	17,648	nm

Other expense
Interest income (expense), net	(349,439)	16,988	nm

Non-operating results	(20,008)	-	nm

Income (loss) before income taxes	(398,269)	34,636	nm
Income tax and social contribution	(76,126)	14,780	nm

Net income (loss)	(474,395)	49,416	nm

Earnings (loss) per share	(R$ 2.35)	R$ 0.24	nm
Earnings (loss) per ADS - US Dollar	($1.42)	$ 0.13	nm
Number of outstanding shares on the balance
sheet date (000)	202,301	202,295	0.0%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2008	June 30, 2008

ASSETS	4,624,421	4,733,827
Current Assets	1,590,313	1,596,827
Cash and cash equivalents	586,268	356,024
Short term investments	137,566	381,715
Accounts receivable	379,244	339,898
Inventories	159,642	143,114
Deferred taxes and carryforwards	74,553	85,628
Prepaid expenses	100,179	108,349
Credits with leasing companies	90,782	114,103
Other credits	62,079	67,996
Non-Current Assets	516,881	571,731
Deposits for aircraft leasing contracts	169,635	165,616
Deferred taxes and carryforwards	334,342	395,341
Other Credits	12,904	10,774
Permanent Assets	2,517,227	2,565,269
Investments	730	981,227
Pre-delivery deposits for flight equipment	862,440	914,455
Property, plant and equipment	638,673	639,196
Deferred	1,015,384	30,391
LIABILITIES AND SHAREHOLDERS' EQUITY	4,624,421	4,733,827
Current liabilities	1,866,512	1,574,914
Short-term borrowings	629,120	444,154
Suppliers	342,739	249,896
Rent Payable	27,007	23,563
Payroll and related charges	171,496	154,378
Taxes obligations	50,280	47,760
Landing fees and duties	102,075	108,450
Air traffic liability	452,675	419,466
Dividends and interest on shareholder's equity	577	36,708
Mileage program	62,461	42,595
Other liabilities	28,082	47,944
Non-current	1,190,527	1,147,266
Long-term borrowings	988,203	979,476
Provision for contingencies	56,603	57,852
Other liabilities	145,721	109,938
Shareholders' Equity	1,567,382	2,011,647
Capital stock	1,363,946	1,363,946
Capital reserves	89,556	89,556
Profit reserves	918,564	954,823
Retained earnings (losses)	(765,258)	(363,254)
Adjustments to asset valuation	1,754	7,756
Treasury shares	(41,180)	(41,180)

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	3Q08	3Q07	% Change

Cash flows from operating activities
Net income (loss)	(474,395)	49,416	nm
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	37,147	24,651	50.7%
Provision for doubtful accounts receivable	3,863	4,600	-16.0%
Provision for allowance	(12,231)	-	nm
Deferred income taxes	67,827	29,008	133.8%
Exchange variation, net	261,799	(20,921)
Amortization of deferred assets	(825)	133	nm
Amortization of investments	274	-	nm
Provision for contingencies	(1,249)	3,135	nm
Changes in operating assets and liabilities
Receivables	(43,209)	(62,009)	-30.3%
Inventories	(4,297)	(71,803)	-94.0%
Prepaid expenses, tax recoverable and other receivables	16,204	(65,244)	nm
Credits with lessors	23,321	53,207	-56.2%
Suppliers	92,843	54,529	70.3%
Air traffic liability	33,209	(27,176)	nm
Mileage program	19,866	5,128	287.4%
Taxes payable	2,520	6,601	-61.8%
Insurance payable	1,187	(2,447)	nm
Payroll and related charges	17,118	23,907	-28.4%
Dividend and Interest on shareholder's capital	(36,131)	2,404	nm
Other liabilities	11,803	7,416	59.2%

Net cash provided by (used in) operating activities	16,644	14,535	14.5%
Cash flows from investing activities
Financial investments	244,149	222,497	9.7%
Investments	-	(25,065)	-100.0%
Deposits for leasing contracts	(4,019)	(105,297)	-96.2%
Deferred asset	(3,945)	(4,181)	-5.6%
Acquisition of property, plant and equipment, including pre-delivery deposits	15,391	(133,129)	nm
Net cash used in investing activities	251,576	(45,175)	nm
Cash flows from financing activities
Loans	(68,106)	97,556	nm
Capital increase	-	23	-100.0%
Total comprehensive income, net of taxes	(6,002)	(5,811)	3.3%
Dividends paid	36,132	(76,517)	nm

Net cash provided by financing activities	(37,976)	15,251	nm
Net increase in cash and cash equivalents	230,244	(15,389)	nm
Cash and cash equivalents at beginning of the period	356,024	844,967	-57.9%
Cash and cash equivalents at end of the period	586,268	829,578	-29.3%

Additional information:
Interests paid for the period	(42,976)	43,212	nm
Income tax and social contribution paid for the period	(6,840)	19,839	nm

Transactions not affecting cash:
Issuance of shares for VRG acquisition	-	25,065	-100.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.